

John Pyrovolakis · 3rd

Founder at Academic Venture Exchange (AVX)

New York, New York, United States · 500+ connections ·

Contact info

∧VX **Academic Venture Exchan**
      (AVX)

MiT **Massachusetts Institute o**
      Technology

Experience



Founder
Academic Venture Exchange (AVX)
Jul 2016 – Present · 4 yrs 8 mos
Greater Omaha Area



Founder
Innovation Accelerator Foundation (Academic Venture Exchange, iBridgeNetwork)
Jan 2008 – Present · 13 yrs 2 mos

Innovation Accelerator Foundation's Initiatives:

ACADEMIC VENTURE EXCHANGE: https://www.avexchange.org/#!/
The Academic Venture Exchange (AVX) is a collaboration between the technology · ...see more

Director
iBridgenetwork
2011 – 2014 · 3 yrs

Founder

Innovation Accelerator

2008 – 2013 · 5 yrs



$100K judge

MIT

2001 – 2007 · 6 yrs

Show 3 more experiences ⌄

Education



Massachusetts Institute of Technology

PhD ABD, Logic

1991 – 1996



New York University

BS, Math, Philosophy, Computer Science

1987 – 1991

